Exhibit (a)(5)(M)

Teléfonos de México, S.A. de C.V.

A Mexican Company

MATERIAL FACT

Teléfonos de México, S.A. de C.V. (“TELMEX”), as controlling shareholder of Embratel Participações S.A. (“EMBRAPAR”), and its wholly owned subsidiary, Telmex Solutions Telecomunicações Ltda. (“Offeror”), as offeror in the voluntary tender offer under different procedures for the purchase of all of the common and preferred shares of EMBRAPAR, launched concurrently in Brazil and the United States on October 3, 2006 (“Voluntary Tender Offer”), hereby announce to the public and to the shareholders of EMBRAPAR that, after expiration of the offer period and following the auction carried out on November 7, 2006, the Offeror acquired 3,626,089,453 common shares and 234,765,943,746 preferred shares of EMBRAPAR (including preferred shares represented by ADSs). As a result, TELMEX now holds, through its subsidiaries, 98.0% of all common shares and 94.7% of all preferred shares of EMBRAPAR, representing approximately 96.4% of the total capital stock of EMBRAPAR.

Considering that the number of shares acquired by the Offeror in the Auction represents more than 2/3 of the publicly held shares of EMBRAPAR prior to the auction, TELMEX and the Offeror announce additionally that:

(i) the first condition for the cancellation of the registration of EMBRAPAR as a public company set forth in item 3.1 of the Notice of Voluntary Tender Offer has been satisfied;

(ii) for the next three months through February 7, 2007, the holders of the remaining publicly held common and preferred shares of EMBRAPAR may sell their shares to the Offeror, at the Voluntary Tender Offer price, adjusted by the Brazilian monthly Taxa Referencial – TR, pro rata temporis, from May 8, 2006, the date the tender offer was announced, up to the date of settlement of such sale, pursuant to item 7.2 of the Notice of Voluntary Tender Offer; and

(iii) the statement by the Brazilian Federal Telecommunications Agency – ANATEL with respect to the cancellation of the registration of EMBRAPAR as a publicly held company in Brazil, as well as the other conditions set forth in item 3.1 of the Notice of Voluntary Tender Offer, are still pending.

Rio de Janeiro, November 7, 2006

Teléfonos de México, S.A. de C.V.